UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED UNDER THE MARKET ABUSE REGULATION (EU) NO. 596/2014. UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

Mereo BioPharma Group plc

("Mereo" or the "Company" or the "Group")

Preliminary results for the year ended December 31, 2018

Strong operational progress

London, April 29, 2019 – Mereo BioPharma Group plc (AIM: MPH) (NASDAQ: MREO), a clinical stage, UK-based, biopharmaceutical company focused on rare diseases, is pleased to announce its audited preliminary results for the year ended December 31, 2018.

Dr. Denise Scots-Knight, Chief Executive Officer, said:

“2018 was an important year for Mereo, identifying the opportunity to combine with OncoMed Pharmaceuticals, Inc (“OncoMed”) and delivering against significant clinical and corporate milestones. We announced positive clinical data from two of our non-rare disease programs, BGS-649 and BCT-197, and are progressing regulatory discussions in parallel with engaging with potential partners. We also made significant progress on our rare disease products initiating the Phase 2 study for MPH-966 and completing enrollment of the Phase 2b study for BPS-804.

We anticipate reporting initial six-month data from the open-label arm of the BPS-804 Phase 2b study later this quarter and the complete twelve-month data in Q4 2019, as well as top-line data from the Phase 2 MPH-966 study around the end of 2019.

We continue to review a strong pipeline of additional new rare disease product opportunities in bone, respiratory and endocrine diseases from pharmaceutical and large biotechnology companies. I am very pleased with the progress we have made in business development and in advancing our programs further into the clinic, with the hope of providing better treatment options for patients suffering from rare diseases.”

Operational and recent highlights

Merger with OncoMed completed post-period on April 23, 2019

•	Acquired two clinical stage programs – navicixizumab and etigilimab

o	ADR program listed on NASDAQ on April 24, 2019, deepening engagement with a broader international pool of equity capital

•	US operational base established in Redwood City, California

•	Following completion of the merger unaudited total cash resources¹ were £53.9 million ($70.1 million)

BPS-804 (setrusumab) for Osteogenesis Imperfecta (OI)

•	Completed enrollment of 112 patients in adult Phase 2b study in Q4 2018, expect top dose six-month data in Q2 2019 and twelve-month data from all 112 patients in Q4 2019

•	Following the approval of our Pediatric Investigation Plan (PIP) by the European Medicine Agency (EMA) in July 2018, BPS-804 in pediatrics is now Phase 3 ready with the registration study design agreed

•	Further positive interactions with the EMA through the PRIority Medicines for Europe scheme (PRIME) and Adaptive Pathways providing valuable input into our regulatory, manufacturing and commercial roadmap for BPS-804

MPH-966 (alvelestat) for severe Alpha-1 Antitrypsin Deficiency (AATD)

•	Dosed first patient in a Phase 2 study in November 2018, expected to enroll approximately 165 patients in the EU and US with severe AATD with top-line data expected around the end of 2019

•	In April 2018, the National Center for Advancing Translational Sciences (NCATS) issued the first phase of a grant award expected to total $10 million to the University of Alabama at Birmingham (UAB) to study MPH-966 in AATD, which Mereo is supporting through the supply of clinical trial material and regulatory input

BGS-649 (leflutrozole) for Hypogonadotropic Hypogonadism (HH)

•	Positive top-line data from Phase 2b dose optimization study in 271 patients announced in March 2018 confirming mechanism of action and included statistically significant increases in the secondary endpoints and exploratory end points

•	Six-month extension study data reported in December 2018 confirmed safety of long-term treatment with all three doses meeting the end points of normalization of total testosterone in more than 75% of subjects and improvement of luteinising hormone (LH) and follicle stimulating hormone (FSH), consistent with the previously reported six-month data

•	Data package forming the basis of regulatory interactions in 2019 to confirm development plans towards potential partnering

BCT-197 (acumapimod) for Acute Exacerbations of Chronic Obstructive Pulmonary Disease (AECOPD)

•	Agreed outline for the design of a pivotal Phase 3 clinical trial program with the US Food and Drug Administration (FDA) following successful Type B end of Phase 2 meeting

•	Top-line data from Mereo’s completed Phase 2 AECOPD study was presented at the American Thoracic Society (ATS) conference in May 2018

•	Partnering discussions continue to progress

Corporate

•	Appointed Wills Hughes-Wilson in February 2018 as Head of Patient Access and Commercial Planning

•	Mereo continued to increase IP protection across the portfolio during the period with new patent applications being pursued for all four products

•	Michael Wyzga and Deepa Pakianathan, Ph.D. appointed as Non-Executive Directors to the Mereo Board, following the merger with OncoMed

Financial Highlights

•	Loss after tax for the 12-month period of £32.0million (2017: £38.8 million) or 45 pence per ordinary share (2017: 56 pence per ordinary share)

•	Total research and development costs significantly reduced to £22.7 million (2017 £34.6 million) reflecting the reduced clinical trial activity focused on our two rare product development programs and the completion of clinical trials for our two non-rare disease products

•	Cash resources¹ of £27.5 million at December 31, 2018

•	At completion of the merger with OncoMed unaudited total Group cash resources¹ were £53.9 million ($70.1 million)

¹ Cash resources is defined as the aggregate of cash and short-term deposits and short-term investments

For Further Enquiries:

Mereo BioPharma Group plc	+44 (0)333 023 7319
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Nominated Adviser and Joint Broker Cantor Fitzgerald Europe	+44 (0)20 7894 7000
Phil Davies
Will Goode
Andrew Keith, Healthcare Equity Sales

Joint Broker RBC Capital Markets	+44 (0)20 7653 4000
Rupert Walford
Jamil Miah

UK Public Relations Advisor to Mereo Biopharma FTI Consulting	+44 (0)20 3727 1000
Simon Conway
Brett Pollard
Ciara Martin

US Public Relations Advisor to Mereo Biopharma Burns McClellan	+01 (0) 212 213 0006
Lisa Burns
Jill Steier

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have substantial preclinical, clinical and manufacturing data packages. Mereo's four product candidates have previously generated positive clinical data for Mereo's target indications or in related indications. Mereo has commenced randomized Phase 2 clinical trials for all four of the product candidates. In connection with the merger with OncoMed, Mereo added two candidates to its pipeline, Navicixizumab and Etigilimab.

•	BPS-804 for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial data expected in Q2 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). The Company recently announced dosing of the first patient in a Phase 2 dose ranging study in the U.S. with data expected around the end of 2019;

•	BCT-197 for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;

•	BGS-649 for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;

•	Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and

•	Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and is currently in a Phase 1b combination study with nivolumab. Etigilimab is part of OncoMed’s prior collaboration with Celgene. Celgene has the option to obtain an exclusive licence to develop and commercialize the product. If Celgene exercises such option, OncoMed (now a wholly-owned indirect subsidiary of Mereo) will be eligible to receive a $35 million opt in payment.

Chairman and CEO’s statement

Introduction

The Group’s strategy continues to be to build a portfolio of rare disease products acquired from pharmaceutical and large biotechnology companies and to develop these through regulatory approval and subsequent commercialization.

Rare (and orphan) diseases represent an attractive development and commercialization opportunity for the Company, since they typically have high unmet medical need and can often utilize regulatory pathways that facilitate acceleration to the potential market. Development of rare disease products generally involves close co-ordination with patient organizations and key opinion leaders (KOLs) and investigators. Patients are typically treated at a limited number of specialized sites, which helps identification of the patient population and enables a small targeted sales infrastructure to commercialize the products in key markets.

The Group plans to partner or sell our existing non-rare disease products prior to commercialization, recognizing the need for a larger sales infrastructure and greater resources to take these products to market.

We have made significant progress across all our programs both in terms of clinical development and regulatory strategy. We were pleased to announce positive results from our Phase 2b study in Hypogonadotropic Hypogonadism (HH) in March 2018 and the completion of enrollment with 112 patients into our Adult Phase 2b study in Osteogenesis Imperfecta (OI) and the initiation of our 165 patient Phase 2 study into severe Alpha-1 Antitrypsin Deficiency (severe AATD) in Q4 2018. We were also admitted to the PRIME pathway in Europe, a regulatory process in Europe that is designed to provide faster approval timelines and access to medicines for patients. With both our OI and severe AATD programs well underway, we continue to expect to deliver some important clinical data on our two core rare disease products in 2019.

With respect to our long term funding strategy, earlier in 2018 we engaged in a process to consider an offering and listing of American Depositary Shares (“ADSs”) in the US on the Nasdaq Global Market. The Board decided to postpone this process in April 2018 in the best interests of our shareholders and based on market conditions at the time. We continued to believe that the Nasdaq Global Market would enable us to access a broad number of specialized US healthcare investors. In Q4 2018 we decided to explore opportunities to merge with a Nasdaq listed biopharmaceutical company. This culminated in our announcement of the merger with OncoMed Pharmaceuticals, Inc. (“OncoMed”) on December 5, 2018. The merger with OncoMed, which completed on April 23, 2019, brings to Mereo two clinical stage oncology products with potential for partnering, a strengthened balance sheet, a listing on the Nasdaq Global Market, an existing diversified US institutional shareholder base, additional liquidity and operations in the US with expertise in regulatory, quality assurance and finance. Following the merger with OncoMed, we now have unaudited total group cash resources¹ of approximately £53.9 million¹, ($70.1 million) sufficient to support our existing programs into mid 2020.

We continue to actively review opportunities from pharmaceutical and large biotechnology companies to expand our existing portfolio of rare disease products which is an important component of our business model.

Business Overview

Rare Disease Products

BPS-804 (Setrusumab)

BPS-804 is a human monoclonal antibody targeting sclerostin which we are developing for the treatment of OI, also known as brittle bone disease, which we acquired from Novartis in 2015. OI is characterized by fragile bones that fracture easily. An anti-sclerostin antibody is thought to be particularly well suited to treat OI since it has been demonstrated to be a strong bone building agent that also reduces the resorption of bone. We made significant progress across regulatory, clinical and manufacturing operations for this product during 2018 including completion of enrollment of 112 patients into our adult Phase 2b study in Q4 2018.

We now expect to report 6-month data at the top dose of BPS-804 on a small but significant open label cohort of patients in Q2 2019. These data will include the primary endpoint of change from baseline of Bone Mineral Density (BMD) as measured by High Resolution peripheral Quantitative Computed Tomography (HR-pQCT) and the

secondary endpoints of BMD using traditional two-dimensional dual-energy X-ray absorptiometry (DXA) measurement together with measurement of serum bone biomarkers. We expect to report the 12-month data on this same cohort of patients and for the remaining dose ranging blinded portion of the Phase 2b in Q4 2019. Hence, all the data on all 112 patients following 12-month treatment with BPS-804 will be reported before the end of 2019.

Following approval of our Pediatric Investigation Plan (PIP) by the EMA we have continued to gather regulatory input into our program through the Adaptive and PRIME pathways. Our Phase 3 registration trial in children will be based on a primary endpoint of fracture rate over a 12-month period and will be conducted in approximately 165 children with severe disease aged 5-18 years old. We also intend to validate HR-pQCT as a biomarker in this study. This is a key step in our plans to commercialize BPS-804 in both children and adults.

MPH-966 (formerly AZD-9668) (alvelestat)

In October 2017, we acquired an exclusive license for MPH-966 from AstraZeneca together with an option to acquire the IP based on certain milestones. MPH-966 is a novel oral small molecule we are developing for the treatment of severe AATD, a potentially life-threatening rare, genetic condition affecting an estimated 50,000 patients in North America and 60,000 patients in Europe. AATD is caused by a lack of alpha-1 antitrypsin, or AAT, a protein that protects the lungs from enzymatic degradation. This degradation leads to severe debilitating diseases, including early-onset pulmonary emphysema, a disease that irreversibly destroys the tissues that support lung function. MPH-966 is designed to inhibit neutrophil elastase (NE), a neutrophil protease and a key enzyme involved in the destruction of lung tissue. We believe the inhibition of NE has the potential to protect AATD patients from further lung damage.

We have initiated a Phase 2 proof-of-concept clinical trial in approximately 165 patients with severe AATD with the first patient enrolled in Q4 2018. Top-line data is expected around the end of 2019. The primary endpoint for this study is based upon the biomarker desmosine which has been shown to correlate with deterioration of lung tissue as determined by CT scans. If the results are favorable, we intend to seek regulatory advice on the design of a pivotal trial.

As part of our development plans for MPH-966 we are supporting certain investigator-led studies and we are pleased to report that in April 2018, Mark T. Dransfield MD and the team at the University of Alabama at Birmingham were awarded the first phase of an NCATS grant expected to total $10 million to study the safety, tolerability and effectiveness of MPH-966 as an improved non-invasive treatment for patients with AATD. We continue to actively support this program including the supply of clinical trial materials and regulatory support.

Non-Rare Disease Products

BGS-649 (leflutrozole)

BGS-649 is a once-a-week oral treatment for HH in obese men, which we acquired from Novartis in 2015. BGS-649 is highly differentiated from current marketed and clinical-stage products in that it acts by restoring a patient’s own testosterone rather than delivering exogenous testosterone. BGS-649 is a novel aromatase inhibitor that inhibits conversion of the patient’s own testosterone to oestradiol, thereby increasing testosterone levels and improving rather than reducing the hormones LH and FSH, which are important for fertility. We successfully completed a Phase 2b dose optimization study in 271 patients with positive top-line data announced in March 2018 that confirmed the mechanism of action and included statistically significant increases in the secondary endpoints of LH and FSH at all three doses at week 24. In addition, the results included a demonstrated improvement in the exploratory endpoint of total motile sperm count across all three doses versus placebo and a positive trend on reduction of fatigue in the exploratory patient reported outcomes.

A 6-month extension study enrolled 143 patients to confirm the safety of long-term treatment and provide additional clinical data was reported in Q4 2018. The study was completed by 88 patients and successfully demonstrated that none of the doses of BGS-649 met the lower bound (95% confidence interval) of the pre-specified safety criterion of a greater than 3% reduction in lumbar spine BMD after 48 weeks of treatment. All three doses met the endpoints of normalization of total testosterone in more than 75% of subjects and improvement of luteinising hormone (LH) and follicle stimulating hormone (FSH), consistent with the previously reported 6-month data. The data from both studies, together with the comprehensive historical data package, will form the basis of regulatory interactions in 2019 to confirm the development plans towards commercialization of BGS-649 and the significant market opportunity it represents which will be important for partnering this program.

BCT-197 (acumapimod)

BCT-197 is an oral inhibitor of p38 MAP kinase which we acquired from Novartis in 2015 and that we are developing as a short-course acute therapy aimed at treating the inflammation associated with AECOPD. P38 MAP kinase inhibitors have a strong anti-inflammatory action. The standard of care for AECOPD has changed little in the past 20 years even though the acute exacerbations are generally accepted to account for the majority of costs associated with management of COPD patients.

In December 2017 we announced positive top-line data from a Phase 2 dose optimization study in 282 patients. The full results which were reported in May 2018 demonstrated the potent anti-inflammatory effect of BCT-197 with dose dependent, statistically significant reductions in both high sensitivity C-Reactive Protein (hsCRP) and fibrinogen. hsCRP remained suppressed for the period out to day 180. Furthermore, there was a statistically significant reduction of more than 50% in the pre-specified endpoint of re-hospitalizations for the treatment of COPD at days 90 through 150 in the high-dose group following a short course of three doses of treatment over five days. This effect was even more pronounced in patients with more than two exacerbations per year. Consistent with the above, there was a significant reduction in the use of corticosteroid and antibiotics in the follow-up phase of the study.

We have also completed a Drug Drug Interaction (DDI) study examining the effect of itraconazole, a potent inhibitor of Cytochrome P450 3A4 (CYP3A4), on BCT-197.The results show that there is minimal effect and we therefore believe that there will be no need for dose adjustment of BCT-197 for patients taking CYP3A4 inhibitors.

In line with our stated strategy for our non-rare products we have commenced discussions with potential partners for BCT-197 and these continue to progress. In parallel with these discussions, we progressed regulatory discussions with the FDA culminating in the end of Phase 2 Type B meeting. We recently reported the successful outcome of this meeting which provided clarity on the pivotal Phase 3 requirements through to approval. We plan to continue the regulatory interactions in Europe while progressing with potential partnering opportunities.

Navicixizumab (anti-dll4/VEGF bispecific, OMP-305b83)

Navicixizumab, acquired from OncoMed, is an anti-DLL4/VEGF bispecific antibody targeting both DLL4 in the Notch cancer stem cell pathway and vascular endothelial growth factor (VEGF). This antibody is intended to have anti-angiogenic plus anti-cancer stem cell activity. In a Phase 1a clinical trial, navicixizumab demonstrated single-agent anti-tumor activity and was safe enough to be administered on a continuous basis.

We are currently conducting a Phase 1b clinical trial of navicixizumab in combination with paclitaxel in patients with heavily pre-treated platinum-resistant ovarian cancer. The trial was expanded to enroll up to 60 patients in Q4 2018. Interim Phase 1b results were presented at the European Society for Medical Oncology in Q4 2018. The patients had received a median of four prior therapies, all of whom had received prior paclitaxel and 69% had received prior bevacizumab. 22 of the 26 patients (85%) treated with the novel regimen experienced clinical benefit. Notably 11 of the 26 patients (42%) achieved a partial response and the median progression-free survival was 5.4 months (95% Cl: 3.5-8 months).

We plan to undertake regulatory interactions in the US to determine the next steps for navicixizumab in platinum resistant ovarian cancer patients who have received at least two prior therapies and to pursue partnering of the program in parallel.

Etigilimab (anti-tigit, omp-313m32) TIGIT (T-cell immunoreceptor with Ig and ITIM domains) is an inhibitory receptor that is thought to stop T-cells from attacking tumor cells. Our anti-TIGIT therapeutic candidate etigilimab is intended to activate the immune system through multiple mechanisms and enable anti-tumor activity. A Phase 1a/b clinical trial enrolled patients with advanced solid tumors into either a Phase 1a single-agent portion (dose escalation in all patients and expansion in selected tumor types) or Phase 1b combination portion in selected tumor types with nivolumab (dose escalation);18 patients were treated in the Phase 1a dose escalation study with doses up to 20mg/kg every two weeks. Tumor types included colorectal cancer (6), endometrial cancer (2), pancreatic cancer (1) and 8 other tumor types. No dose limiting toxicities were observed and the recommended Phase 2 dose was the top dose of 20mg/kg biweekly. The Phase 1b is ongoing.

The TIGIT program is subject to an exclusive license option with Celgene Corporation (CELG) as part of OncoMed’s previous broad collaboration agreement. If Celgene opts in we would receive a $35 million up-front option fee and an additional development milestone.

New Product Opportunities

We continue to seek and review new product opportunities to expand and grow our portfolio in rare diseases for bone, respiratory and endocrine indications where we have built our expertise in the company with the aim of becoming a leading player. There continues to be a good number of opportunities arising from pharma and large biotechnology companies as they continue to reappraise development pipelines and focus on a smaller number of therapeutic areas.

Outlook

2019 is set to be a transformational year for the Company with key data expected on both of our core rare disease products in OI and alpha-1 antitrypsin deficiency as well as the listing of the Company on Nasdaq with a more diversified shareholder base. We expect to report our initial 6-month data for BPS-804 in OI in Q2 2019 and the remaining 12-month complete dose ranging data on all 112 patients enrolled in Q4 2019. We also expect to announce the results of our Phase 2 study for MPH-966 around the end of 2019 following the initiation of the trial in Q4 2018.

We continue to focus on partnering opportunities for our non-rare disease products BCT-197 and navicixzumab and BGS-649, and to actively evaluate new product opportunities in rare diseases. In addition, we are planning our future “go-to-market” commercialization strategy for BPS-804 which includes active engagement with the wider stakeholder community in OI, including Key Opinion Leaders (“KOLs”), investigators, patient groups, regulators, Health Technology Assessment bodies (HTAs) and payers.

Finally, we remain funded through our key milestones in 2019 and into mid 2020, and will evaluate the opportunities to strengthen the balance sheet through a balanced approach.

Dr Peter Fellner	Dr Denise Scots-Knight
Chairman	Chief Executive Officer

April 28, 2019

¹ Cash resources defined as cash and short-term deposits and short-term investments

Financial Review

The financial statements are presented on a consolidated group basis prepared in accordance with IFRS as issued by the IASB and adopted in the EU for the year ended December 31, 2018. Comparative data is shown on the same basis for the year ended December 31, 2017.

Research and Development (R&D)

Our total research and development, or R&D, expenses reduced by £11.9 million, or 34.4%, from £34.6 million in 2017 to £22.7 million in 2018. This reduction was due to the focus in 2018 on our two rare disease product development programs and the completion of clinical trials for our two specialist pharma product candidates.

In 2018 we completed the two Phase 2 clinical studies for our two non-rare products, BCT-197 and BGS-649. We continued our Phase 2b adult study for BPS-804 and in late 2018 commenced our Phase 2 proof of concept study for MPH-966. Clinical trial costs, including payments made to CROs and other suppliers for the ongoing clinical development of BPS-804 and MPH-966 and for completing the clinical trials for BCT-197 and BGS-649, reduced from £22.8 million in 2017 to £14.9 million in 2018.

Our payments to CMOs for the provision of drug substance and drug product and associated manufacturing development to support our clinical trials and further development and scale-up activities associated with our BPS-804 monoclonal antibody manufacturing development reduced from £7.3 million in 2017 to £4.2 million in 2018, reflecting the higher cost in 2017 due to the manufacture of clinical trial supplies for our ongoing BPS-804 adults study.

The cost of our in-house R&D team reduced slightly from £3.3 million in 2017 to £2.6m million in 2018, before including share-based payments with total R&D team costs after these costs falling from £4.3m to £2.9m considering lower share-based payment charges in 2018.

General and administrative expenses (G&A)

G&A expenses increased by £1.8 million, or 16.8%, from £10.7 million in 2017 to £12.5 million in 2018.

Our total staff expenses reduced by £2.4 million after taking account of a reduction in share-based payment charges of £3.1 million and an increase in underlying staff costs of £0.7 million. Our total professional fees increased from £1.9 million in 2017 to £6.3 million in 2018. This increase was due to the impact of cost relating to the aborted Nasdaq IPO in early 2018, of which £1.0 million was held on the balance sheet as prepayments as at December 31, 2017 and released during 2018, together with the costs associated with the merger with OncoMed and fees in respect of the bank loan renegotiation.

Finance Income and charges

Total finance income was £0.3 million in 2018, down from £0.8 million in 2017 reflecting lower balances held on deposit during the year. Finance charges increased from £1.1 million in 2017 to £2.4 million in 2018 reflecting a full year of interest charges on the bank loan in the year.

Net Foreign Exchange Gain/(Loss)

The foreign exchange loss fell £1.3 million from £1.4 million in 2017 to £0.1 million in 2018. This represented the unrealized gain on translation of cash deposits held primarily in U.S. dollars at year end, and the fall reflected a lower exchange rate various year to year and lower U.S. denominated cash balances held at the end of 2018.

Taxation

We recorded a tax credit of £5.3 million in 2018, reduced from £8.2 million in 2017. The tax credit represents the cash rebate from the U.K. tax authorities we qualified for in respect of eligible research and development activities during the years. Due to the reduction in qualifying R&D expenditure in 2018, the estimated 2018 tax credit receivable reduced by £2.9 million compared to 2017. The 2017 tax credit was received in August 2018. We expect to receive the 2018 tax credit of £5.3 million in 2019.

Loss per share

Basic and Diluted Loss per share for the year was 45 pence, down from 56 pence in 2017.

Liquidity and capital resources

As of December 31, 2018, we had cash and short-term deposits and short-term investments (together “cash resources”) of £27.5 million compared to £52.5 million as at December 31, 2017.

On September 30, 2018, we entered into a revised loan agreement with Silicon Valley Bank and Kreos Capital V (UK) Limited, which enabled us to amend the term to increase the interest only period of the loan from September 30, 2018 to April 30, 2019. In connection with the revised loan agreement, we issued to the lenders 225,974 additional warrants to subscribe for our ordinary shares at an exercise price of £2.31 per ordinary share taking the total warrants issued to our lenders to 922,464.

On October 8, 2018 we entered into a funding agreement with the Alpha-1 Project (“TAP”) which provided for funding of up to $0.4 million as a contribution towards the development of our product candidate MPH-966. On November 1, 2018 the first tranche of $0.1 million was received and as a result we issued 41,286 warrants to subscribe for our ordinary shares. at an exercise price of £0.03 per share.

On April 23, 2019 the Group agreed an amendment to the terms of its bank loan with the lenders. The new terms extended the interest-only period to December 31, 2019 followed by a 15-month capital and interest repayment period.

Merger with OncoMed Pharmaceuticals, Inc.

On April 23, 2019 we completed the merger with OncoMed, a California-based and Nasdaq-listed company, at which time OncoMed became a US subsidiary of Mereo. At completion, we acquired cash and short-term deposits and short-term investments of $50.8 million. The estimated fair value of the intangible assets acquired was £14.5 million.

On April 23, 2019, in connection with the merger, 24,783,320 ordinary shares were issued and listed on AIM. On April 24, 2019, 4,956,664 American Depositary Receipts (“ADR’s”) were listed on the NASDAQ Global Exchange. Following completion of the merger, former OncoMed shareholders own 25.8% of the enlarged share capital of the group.

Following completion of the merger, unaudited total Group cash resources were £53.9 million ($71.3 million)

Financial Outlook

The merger with OncoMed significantly extended our cash runway into mid 2020 and this will enable us to continue to invest in the development programs for our two rare disease product candidates BPS-804 and MPH-966. In addition, as set out in our strategic report we have a number of opportunities to monetize our other product candidates we have developed internally and those acquired from OncoMed through potential partnerships.

Richard Jones

Chief Financial Officer

April 28, 2019

Consolidated statement of comprehensive loss

for the year ended December 31, 2018

		Year ended	Year ended
		December 31,	December 31,
		2018	2017
	Notes	£	£
R&D expenses		(22,703,553)	(34,606,649)
Administrative expenses		(12,504,887)	(10,697,194)
Operating loss		(35,208,440)	(45,303,843)
Finance income		306,831	826,855
Finance charge		(2,360,648)	(1,089,925)
Net foreign exchange (loss)/gain		(43,863)	(1,384,225)
Loss before tax	5	(37,306,120)	(46,951,138)
Taxation	6	5,277,380	8,152,084
Loss attributable to equity holders of the parent		(32,028,740)	(38,799,054)
Other comprehensive income for the year, net of tax		—	—
Total comprehensive loss for the year, net of tax and attributable to the equity holders of the parent		(32,028,740)	(38,799,054)
Basic and diluted loss per share		(£0.45)	(£0.56)

Consolidated balance sheet

as at December 31, 2018

		December 31,	December 31,
		2018	2017
	Notes	£	£
Assets
Non-current assets
Property, plant and equipment		148,935	153,361
Intangible assets	8	32,632,229	33,005,229
		32,781,164	33,158,590
Current assets
Prepayments		1,066,932	1,970,781
R&D tax credits	6	5,277,380	8,152,084
Other receivables		608,893	509,350
Short-term investments		2,500,000	2,500,000
Cash and short-term deposits		25,041,945	50,044,672
		34,495,150	63,176,887
Total assets		67,276,314	96,335,477
Equity and liabilities
Equity
Issued capital	9	213,721	213,285
Share premium	9	118,492,073	118,226,956
Other capital reserves	9	18,592,618	16,359,169
Employee Benefit Trust shares		(306,838)	—
Other reserves	9	7,000,000	7,000,000
Accumulated loss		(111,220,794)	(79,315,920)
Total equity		32,770,780	62,483,490
Non-current liabilities
Provisions		2,641,353	4,075,386
Interest-bearing loans and borrowings		14,646,753	18,812,511
Warrant liability	11	1,005,613	1,346,484
Other liabilities	12	34,289	—
		18,328,008	24,234,381
Current liabilities
Trade and other payables		4,570,307	3,024,026
Accruals		4,437,321	4,379,774
Provisions		332,014	274,000
Interest-bearing loans and borrowings		6,837,884	1,939,806
		16,177,526	9,617,606
Total liabilities		34,505,534	33,851,987
Total equity and liabilities		67,276,314	96,335,477

Consolidated statement of cash flows

for the year ended December 31, 2018

		December 31,	December 31,
		2018	2017
	Notes	£	£
Operating activities
Loss before tax		(37,306,120)	(46,951,138)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation of property, plant and equipment		37,796	36,076
Share-based payment expense		2,189,293	3,651,898
Net foreign exchange loss/(gain)		43,863	1,384,225
Provision for social security contributions on employee share options		(1,446,019)	1,115,966
Provision for deferred cash consideration		443,000	—
Interest earned		(306,831)	(826,855)
Finance charges		1,917,649	1,089,925
Modification loss on bank loan	10	730,037	—
Working capital adjustments:
Increase in receivables		804,306	(839,751)
Increase/(decrease) in payables		1,603,828	3,860,412
Tax received		8,152,085	5,331,271
Net cash flows from operating activities		(23,137,113)	(32,147,971)
Investing activities
Purchase of property, plant and equipment		(35,536)	(15,568)
Purchase of license	8	—	(2,280,000)
Disposal of property, plant and equipment		2,166	—
Short-term investments		—	(2,500,000)
Interest earned		284,928	1,051,620
Net cash flows used in investing activities		251,558	(3,743,948)
Financing activities
Proceeds from issue of ordinary shares	9	273,064	15,000,000
Transaction costs on issue of shares	9	(7,511)	(729,632)
Proceeds from issue of bank loan	10	455,000	20,000,000
Transaction costs on bank loan		(920,859)	(200,000)
Interest paid on bank loan		(1,644,610)	(327,123)
Proceeds from TAP agreement	12	78,445	—
Purchase of treasury shares		(306,838)	—
Net cash flows from financing activities		(2,073,309)	33,743,245
Net (decrease)/increase in cash and cash equivalents		(24,958,864)	(2,148,674)
Cash and cash equivalents at January 1		50,044,672	53,577,571
Effect of exchange rate changes on cash and cash equivalents		(43,863)	(1,384,225)
Cash and cash equivalents at December 31		25,041,945	50,044,672

Consolidated statement of changes in equity

for the year ended December 31, 2018

	Issued	Share	Other capital		Other	Accumulated	Total
	capital	premium	reserves	Employee Benefit Trust	reserves	losses	equity
	£	£	£	£	£	£	£
At December 31, 2016	193,022	99,975,399	12,667,562	—	7,000,000	(40,579,241)	79,256,742
Loss for the year to December 31, 2017	—	—	—	—	—	(38,799,054)	(38,799,054)
Share-based payments – share options	—	—	3,027,963	—	—	—	3,027,963
Share-based payments – LTIPs	—	—	298,287	—	—	—	298,287
Share-based payments – deferred bonus shares	—	—	325,648	—	—	—	325,648
Share-based payments – deferred equity consideration	—	—	1,331,288	—	—	—	1,331,288
Issue of share capital on April 4, 2017 (Note 9)	15,125	14,984,875	—	—	—	—	15,000,000
Issue of share capital on conversion of loan note (Note 9)	1,899	1,396,654	—	—	—	—	1,398,553
Issue of share capital for Novartis bonus shares (Note 9)	1,766	1,081,133	(1,082,899)	—	—	—	—
Equity element of convertible loan	—	—	(208,680)	—	—	—	(208,680)
Conversion of convertible loan	—	—	—	—	—	62,375	62,375
Issue of share capital on October 31, 2017 (Note 9)	1,473	1,518,527	—	—	—	—	1,520,000
Transaction costs on issuance of share capital (Note 9)	—	(729,632)	—	—	—	—	(729,632)
At December 31, 2017	213,285	118,226,956	16,359,169	—	7,000,000	(79,315,920)	62,483,490
Loss for the year to December 31, 2018	—	—	—	—	—	(32,028,740)	(32,028,740)
Adoption of IFRS 9 (Note 2.2 )	—	—	—	—	—	123,866	123,866
Share-based payments – share options	—	—	1,869,955	—	—	—	1,869,955
Share-based payments – LTIPs	—	—	319,338	—	—	—	319,338
Issue of share capital on June 1, 2018 (Note 9)	150	150,078	—	—	—	—	150,228
Issue of share capital on August 3, 2018 on exercise of options (Note 9)	30	12,870	—	—	—	—	12,900
Issue of share capital on October 22, 2018 on exercise of options (Note 9)	256	109,680	—	—	—	—	109,936
Issue of warrants for TAP agreement (Note 12)	—	—	44,156	—	—	—	44,156
Transaction costs on issuance of share capital (Note 9)	—	(7,511)	—	—	—	—	(7,511)
Purchase of treasury shares	—	—	—	(306,838)	—	—	(306,838)
At December 31, 2018	213,721	118,492,073	18,592,618	(306,838)	7,000,000	(111,220,794)	32,770,780

Notes to the financial statements

1. Corporate information

Mereo BioPharma Group plc (the “Company”) is a clinical stage, UK-based biopharmaceutical company focused on rare diseases.

The Company is a public limited company incorporated and domiciled in the U.K., and registered in England, with our shares publicly traded on the Alternative Investment Market of the London Stock Exchange under the ticker symbol MPH. We also are listed on the Nasdaq Global Exchange via American Depositary Receipts (ADR’s) under the ticker symbol MREO. Our registered office is located at Fourth Floor, 1 Cavendish Place, London W1G 0QF.

The consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2018 were authorized for issue in accordance with a resolution of the directors on April 26, 2019. The financial information contained herein does not constitute the group’s statutory accounts for the years ended December 31, 2018 or 2017. Statutory accounts for 2017 have been delivered to the Registrar of Companies, and those for 2018 will be published and delivered to the Registrar of Companies in due course and will be made available on the Company’s website at www.mereobiopharma.com. The auditors’ reports on both the 2018 and 2017 accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006.

2. Significant accounting policies

2.1 Basis of preparation

The Group’s annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the E.U. and in accordance with the Companies Act 2006.

The financial information is presented in sterling.

2.2 Adoption of new accounting policies

The following policies have been adopted since the start of the period:

a)	IFRS 9 Financial Instruments.

In the current period the Group has applied IFRS 9 Financial Instruments (as revised in July 2014) and the related consequential amendments to other IFRSs. IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) impairment for financial assets, 3) general hedge accounting and 4) new accounting for certain modifications and exchanges of financial liabilities measured at amortised cost. The only impact on the group is in relation to the non-substantial modification of the Convertible loan notes, as detailed below. The Group has applied IFRS 9 in full without restating comparatives with an initial date of application of January 1, 2018.

In relation to the non-substantial modification of financial liabilities, IFRS 9 requires the recognition of a modification gain or loss for exchanges or modifications of financial liabilities that do not result in derecognition of the financial liability. As a result, under IFRS 9 the carrying value of the Convertible loan notes at the date of modification, as more fully described in note 10, was adjusted to recognise the modification gain in the retained earnings as of the date of initial application of IFRS 9 (January 1, 2018).

Interest bearing loans and borrowings – Convertible loan notes

£
At January 1, 2018 calculated under IAS 39	1,977,393
Amounts restated through retained earnings	(123,865)
At January 1, 2018 under IFRS 9	1,853,528

The Group has considered the adoption of IFRS 9 on receivables and determined the expected credit loss to be immaterial, and therefore no adjustment has been made for this.

b)	IFRS 15 Revenue from Contracts with Customers

In the current period the Group has adopted IFRS 15 Revenue from Contracts with Customers. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. There has been no impact on Group reporting in the period.

c)	IFRS 16 Leases

General impact of application of IFRS 16 Leases

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related Interpretations when it becomes effective for accounting periods beginning on or after January 1, 2019. The date of initial application of IFRS 16 for the Group will be January 1, 2019. The Group has chosen the modified retrospective application of IFRS 16 in accordance with IFRS 16:C5(b). Consequently, the Group will not restate the comparative information. In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

Impact of the new definition of a lease

The Group will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019.

The change in definition of a lease mainly relates to the concept of control. IFRS 16 distinguishes between leases and service contracts on the basis of whether the use of an identified asset is controlled by the customer. Control is considered to exist if the customer has:

- The right to obtain substantially all of the economic benefits from the use of an identified asset; and

- The right to direct the use of that asset.

The Group will apply the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after January 1, 2019 (whether it is a lessor or a lessee in the lease contract). In preparation for the first-time application of IFRS 16, the Group has carried out an implementation project. The project has shown that the new definition in IFRS 16 will not change significantly the scope of contracts that meet the definition of a lease for the Group.

Impact on Lessee Accounting

IFRS 16 will change how the Group accounts for leases previously classified as operating leases under IAS 17, which were off-balance sheet.

On initial application of IFRS 16, for all leases (except as noted below), the Group will:

a) Recognise right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments;

b) Recognise depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss;

c) Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement.

Lease incentives (e.g. rent-free period) will be recognised as part of the measurement of the right-of-use assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease liability incentive, amortised as a reduction of rental expenses on a straight-line basis.

Under IFRS 16, right-of-use assets will be tested for impairment in accordance with IAS 36 Impairment of Assets. This will replace the previous requirement to recognise a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Group will opt to recognise a lease expense on a straight-line basis as permitted by IFRS 16.

As at December 31, 2018, the Group has non-cancellable operating lease commitments of £535,665.

The non-cancellable operating lease commitment and the expected lease liability balance to be recognised upon transition differs as a result of IFRS 16’s requirement to include, within the lease term, the non-cancellable period of a lease, together with periods covered by an option to extend, if that option is reasonably certain to be exercised and periods covered by an option to terminate, if that option is reasonably certain to not be exercised.

A preliminary assessment indicates that all of these arrangements relate to leases other than short-term leases and leases of low-value assets, and hence the Group will recognise a right-of-use asset of £2,551,810 and a corresponding lease liability of £2,533,647 in respect of all these leases. The impact on 2019 profit or loss is to decrease other expenses by £1,093,920, to increase depreciation by £696,948 and to increase interest expense by £322,662. Lease liability incentives of £32,090 previously recognised in respect of the operating leases will be derecognised and the amount factored into the measurement of the right-to-use assets and lease liabilities.

The preliminary assessment indicates that £nil of these arrangements relate to short-term leases and leases of low-value assets.

Under IAS 17, all lease payments on operating leases are presented as part of cash flows from operating activities. The impact of the changes under IFRS 16 to the 2019 statement of cash flows would be to reduce the cash used in by operating activities in by £932,268 and to increase net cash used in financing activities by the same amount.

2.3 Going concern

Though the Group continues to make losses, the directors believe it is appropriate to prepare the financial information on the going concern basis. This is because the Group’s research into new products continues to progress according to plan and the funding secured to date, together with the funds that have come into the group since the year end by way of the completed merger with OncoMed, (as described more fully in note 13) will allow it to meet its liabilities as they fall due for at least 12 months from the date of authorization for the issue of these consolidated financial statements.

2.4 Summary of significant accounting policies

a) Intangible assets

Intangible assets, relating to intellectual property rights acquired through licensing or assigning patents and know-how, are initially recognized at cost which has been determined as the fair value of the consideration paid and payable. Consideration comprises cash paid together with the net present value of any provision for deferred cash consideration (see Note 2b) and the fair value of consideration settled in shares. The fair value of consideration is regularly reviewed based on the probability of achieving the contractual milestones. Where share transfer occurs, the cost is measured at fair value of the shares issued or to be issued in accordance with IFRS 2. Intangible assets are held at cost less accumulated amortization and provision for impairment, if any. Where a finite useful life of the acquired intangible asset cannot be determined or the intangible asset is not yet available for use, the asset is tested annually for impairment by allocating the assets to the cash-generating units to which they relate. Amortization would commence when product candidates underpinned by the intellectual property rights become available for commercial use. No amortization has been charged to date, as the product candidates underpinned by the intellectual property rights are not yet available for commercial use.

b) Provision for deferred cash consideration

Provision for deferred cash consideration consists of future payments which are contractually committed but not yet certain. In respect of products which are not yet approved, such deferred cash consideration excludes potential milestones, royalties or other payments that are deemed to be so uncertain as to be unquantifiable. Deferred cash consideration is recognized as a liability with the amounts calculated as the risk adjusted net present value of anticipated deferred payments.

The provision is reviewed at each balance sheet date and adjusted based on the likelihood of contractual milestones being achieved and therefore the deferred payment being settled. Increases in the provision relating to changes in the probability are recognized as an intangible asset. Increases in the provision relating to the unwinding of the time value of money are recognized as a finance expense.

c) Bank loan and associated warrants

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. The EIR amortization is included as a finance charge in the statement of comprehensive loss. This category applies to interest-bearing borrowings, trade and other payables.

As the terms of the warrant instrument allow for a cashless exercise, in line with IAS 32 the associated warrants are measured at fair value with changes recorded through the statement of comprehensive loss (see Note 10).

An exchange between an existing borrower and lender of debt instruments with substantially different terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability as per IAS 39 and IFRS 9. Similarly, a substantial modification of the terms of an existing financial liability, or a part of it, (whether or not due to the financial difficulty of the debtor) should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

In line with IAS 39 the terms of exchanged or modified debt are regarded as substantially different if the net present value of the cash flows under the new terms (including any fees paid net of any fees received) discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument. Where such modifications are less than 10% different, the effective interest rate is adjusted to take account of the new terms

d) TAP funding agreement and associated warrants

The agreement is regarded as a compound instrument which includes both debt and equity components. As per IAS 32:31 the liability is measured first at fair value and the residual value allocated to the equity component. The difference between the funding payment amount received and the measurement of the liability will be allocated to the warrants and recognised in equity. The value of warrants in equity will not be subsequently re-measured.

3. Significant accounting judgments, estimates and assumptions

The preparation of the consolidated accounts requires the management of the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Group bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Estimates

Bank loan and associated warrants

As part of the bank loan the Group has issued warrants to subscribe for shares. The fair value of the warrants issued is assessed at each balance sheet date based upon a number of estimates, as disclosed in Note 10.

4. Group information

Information about subsidiaries

The consolidated financial statements of the Group include:

			% equity interest	% equity interest
		Country of	December 31,	December 31,
Name	Principal activities	Incorporation	2018	2017
Mereo BioPharma 1 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 2 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 3 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma 4 Limited	Pharmaceutical R&D	U.K.	100	100
Mereo BioPharma Ireland Limited	Pharmaceutical R&D	Ireland	100	—
Mereo US Holdings Inc		U.S.	100	—
Mereo MergerCo One Inc.		U.S.	100	—
Mereo BioPharma Group plc Employee Benefit Trust	Employee share scheme	Jersey	—	—

5. Loss before taxation

Loss before tax is stated after charging:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	£	£
Fees payable to the Company’s auditor for the audit of Group accounts	323,393	178,457
Fees payable to the Company’s auditor for other services:
Audit of subsidiary accounts	30,000	21,000
Audit-related assurance services	170,900	—
Accounting advisory services	9,500	2,500
Legal and professional fees including patent costs	935,723	683,668
Operating lease expense	293,328	293,328
Depreciation	39,872	36,076

6. Income tax

The Group is entitled to claim tax credits in the U.K. under the U.K. R&D small or medium-sized enterprise (SME) scheme, which provides additional taxation relief for qualifying expenditure on R&D activities and includes an option to surrender a portion of tax losses arising from qualifying activities in return for a cash payment from HM Revenue & Customs (HMRC). The amount included in the financial statements represents the credit receivable by the group for the year. The claims in respect of the year ended December 31, 2017 were received by the Group in May 2018. The year ended December 31, 2018 amounts have not yet been agreed with the relevant tax authorities.

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	£	£
U.K. corporation tax R&D credit	5,277,380	8,152,084
Income tax credit	5,277,380	8,152,084

The charge for the year can be reconciled to the loss per the income statement as follows:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	£	£
Loss on ordinary activities before income tax	(37,306,120)	(46,951,138)
Loss on ordinary activities before tax at the U.K.’s statutory income tax rate of 19% (2017: 19.25%)	7,088,163	9,038,094
Expenses not deductible for tax purposes (permanent differences)	(1,069,606)	(14,316)
Temporary timing differences	(276,881)	(711,677)
R&D relief uplift	2,270,777	3,447,474
Losses (unrecognized)	(2,803,796)	(3,784,801)
Deferred income from MBG loan guarantee costs	68,723	177,310
Tax credit for the year	5,277,380	8,152,084

At December 31, 2018 the Group had tax losses to be carried forward of approximately £50,611,184 (2017: £36,010,916).

Deferred tax

Deferred tax relates to the following:

	December 31,	December 31,
	2018	2017
	£	£
Losses	8,603,902	6,121,400
Fixed assets	3,011	—
Other	2,888	—
Temporary differences trading	494,779	2,266,798
Net deferred tax asset	9,104,580	8,388,198

The deferred tax asset has not been recognized as there is uncertainty regarding when suitable future profits against which to offset the accumulated tax losses will arise. There is no expiration date for the accumulated tax losses.

A reduction in the rate of U.K. corporation tax to 19% from April 1, 2017 and to 17% from April 1, 2020 has been substantively enacted. The standard rate of corporation tax applied to reported loss is 19% (2017: 19.25%) and any U.K. deferred tax assets and liabilities would be recognized at a rate of 17%.

7. Loss per share

Basic loss per share is calculated by dividing the loss attributable for the year to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the year, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	Year ended December 31, 2018			Year ended December 31, 2017
		Weighted	Loss per		Weighted	Loss per
	Loss	shares	share	Loss	shares	share
	£	number	£	£	number	£
IFRS – basic and diluted	(32,028,740)	71,144,786	(0.45)	(38,799,054)	69,012,348	(0.56)

The Company operates share option schemes which could potentially dilute basic earnings per share in the future. In addition, there exist within equity 864,988 (2017: 864,988) shares to be issued which also have the potential to dilute basic earnings per share in the future (see Note 9).

As part of a license and option agreement with AstraZeneca, additional future payments of a maximum of 1,349,692 new ordinary shares would be payable on reaching certain clinical milestones.

Warrants totalling 41,286 were issued in 2018 that could potentially dilute basic earnings per share if converted. Warrants totalling 696,490 were issued in 2017 that could potentially dilute basic earnings per share if converted.

For transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements, see Note 13.

8. Intangible assets

Acquired
Development
Programs
£
Cost at January 1, 2018 and December 31, 2018	33,005,229
Amortization and impairment
At January 1, 2018	—
Revision to estimated value	(373,000)
At December 31, 2018	(373,000)
Net book value
At January 1, 2018	33,005,229
At December 31, 2018	32,632,229

Acquired
Development
Programs
£
Cost at January 1, 2017	25,812,941
Additions	7,192,288
At December 31, 2017	33,005,229
Amortization and impairment
At January 1, 2017	—
Impairment	—
At December 31, 2017	—
Net book value
At January 1, 2017	25,812,941
At December 31, 2017	33,005,229

The Group’s strategy is to acquire clinical-stage development programs for the treatment of specialty and rare diseases from large pharmaceutical companies.

On October 28, 2017, the Group acquired the exclusive license for MPH-966MPH-966 and included the option to acquire certain assets from AstraZeneca AB (AstraZeneca). MPH-966 is being developed for the treatment of severe alpha-1 antitrypsin deficiency, at a cost of £7,192,288 as follows:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Cash payment in October 2017	2,280,000	2,280,000
Equity issued (see Note 9)	1,520,000	1,520,000
Deferred equity consideration	1,331,288	1,331,288
Provision for deferred cash consideration	1,688,000	2,061,000
	6,819,288	7,192,288

The provision for deferred cash consideration was reviewed at December 31, 2018. The decrease in present value due to changes in timelines and probability of contractual milestones being achieved was £373,000 and is recognized in the intangible asset in line with our accounting policies.

9. Issued capital and reserves

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
Ordinary share capital	£	£
Balance at beginning of year	213,285	193,022
Issuances in the year	436	20,263
Nominal share capital as at December 31	213,721	213,285

Ordinary shares of £0.003 each issued and fully paid
At January 1, 2018	71,094,974
Issued on June 1, 2018 for public offering	50,076
Issued on August 3, 2018 for exercise of share options	10,000
Issued on October 22, 2018 for exercise of share options	85,222
At December 31, 2018	71,240,272
Nominal value at December 31, 2018 (£)	0.003
Issued capital at December 31, 2018 (£)	213,721
Ordinary shares issued and fully paid
At January 1, 2017	64,340,798
Issued on April 3, 2017 for private placement financing round	5,042,017
Issued on April 26, 2017 for conversion of loan note	1,221,361
Issued on October 28, 2017 for acquisition of license	490,798
At December 31, 2017	71,094,974
Nominal value at December 31, 2017 (£)	0.003
Issued capital at December 31, 2017 (£)	213,285

Since January 1, 2017, the following alterations to the Company’s share capital have been made:

•	under the private placement dated April 3, 2017, the Company issued and allotted 5,042,017 ordinary shares of £0.003 in nominal value in the capital of the Company on April 3, 2017 at a price of £2.975 per share to institutional investors. Gross cash received was £15,000,000;

•	on April 26, 2017 Novartis converted £1,398,552 of loan notes dated June 3, 2016 into 632,829 ordinary shares of £0.003 in nominal value in the capital of the Company at the fixed conversion price of £2.21 per share. Under the terms of the notes, Novartis also received 588,532 bonus shares;

•	on October 31, 2017, Mereo BioPharma Group plc issued 490,798 ordinary shares of £0.003 in nominal value in the capital of the Company to AstraZeneca AB as part payment for the acquisition by Mereo BioPharma 4 Limited of an exclusive license and option to acquire certain assets;

•	under the public offeringt dated June 1, 2018, the Company issued and allotted 50,076 ordinary shares of £0.003 in nominal value in the capital of the Company on June 1, 2018 at a price of £3.00 per share to investors. Gross cash received was £150,228;

•	on August 3, 2018 the Company issued and allotted 10,000 ordinary shares of £0.003 in nominal value in the capital of the Company pursuant to an exercise of employee share options; and

•	on October 22, 2018 the Company issued and allotted 85,222 ordinary shares of £0.003 in nominal value in the capital of the Company pursuant to an exercise of employee share options.

December 31,
2018
Share premium	£
At January 1, 2018	118,226,956
Issued on June 1, 2018 for public offering	150,078
Issued on August 3, 2018 for exercise of share options	12,870
Issued on October 22, 2018 for exercise of share options	109,681
Transaction costs for issued share capital	(7,512)
At December 31, 2018	118,492,073

December 31,
2017
Share premium	£
At January 1, 2017	99,975,399
Issued on April 3, 2017 for private placement financing round	14,984,875
Issued on April 26, 2017 for conversion of loan note	2,477,787
Issued on October 28, 2017 for acquisition of license	1,518,527
Transaction costs for issued share capital	(729,632)
At December 31, 2017	118,226,956

Other capital reserves

			Equity	Warrants
	Shares to	Share-based	component of	issued for
	be issued	payments	convertible loan	TAP funding	Total
	£	£	£	£	£
At January 1, 2018	1,591,578	14,459,469	308,122	—	16,359,169
Share-based payments expense during the year	—	2,302,335	—	—	2,302,335
Share-based payments release for exercise of options	—	(113,042)	—	—	(113,042)
Warrants issued for TAP funding	—	—	—	44,156	44,156
At December 31, 2018	1,591,578	16,648,762	308,122	44,156	18,592,618

			Equity
	Shares to	Share-based	component of
	be issued	payments	convertible loan	Total
	£	£	£	£
At January 1, 2017	2,674,477	9,476,283	516,802	12,667,562
Share-based payments expense during the year	—	4,983,186	—	4,983,186
Shares issued	(1,082,899)	—	—	(1,082,899)
Equity component of convertible loan instrument	—	—	(208,680)	(208,680)
At December 31, 2017	1,591,578	14,459,469	308,122	16,359,169

Share-based payments

The Group has various share option schemes under which options to subscribe for the Group’s shares have been granted to certain executives, NEDs and employees.

The share-based payment reserve is used to recognize a) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and b) deferred equity consideration.

Shares issued/to be issued

Shares to be issued at January 1, 2017 of £2,674,477 represented a maximum of 1,453,520 shares at £1.84 were remaining to be issued to Novartis pro rata to their percentage shareholding as and when the Company issues further ordinary shares.

Of the 1,221,361 ordinary shares issued on April 26, 2017, 588,532 shares were issued to Novartis as fully paid up bonus shares (for £nil consideration), the number of which was calculated to maintain its shareholding at 19.5%. The fair value of these shares was £1.84 per share. At December 31, 2018 and December 31, 2017, £1,591,578 representing a maximum of 864,988 shares at £1.84 were remaining to be issued to Novartis pro rata to their percentage shareholding as and when the Company issues further ordinary shares.

Equity component of convertible loan instrument

The convertible loan notes issued to Novartis are a compound instrument consisting of a liability and an equity component. The value of the equity component (cost of the conversion option) as at December 31, 2018 is £308,122 (2017: £308,122).

Warrants issued for TAP funding

The funding arrangements with The Alpha-1 Project are a compound instrument consisting of a liability and an equity component (see Note 12). The value of the equity component (consideration received for the warrants) as at December 31, 2018 is £44,156 (2017: £nil).

Accumulated loss

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	£	£
Other reserves	7,000,000	7,000,000
Accumulated losses	(111,220,794)	(79,315,920)
Accumulated deficit	(104,220,794)	(72,315,920)

On March 21, 2016 the Directors of the Company signed a solvency statement with the agreement of all shareholders and undertook a capital reduction, reducing the share premium account by £7,000,000 and crediting a new Other reserve by the same amount.

10. Bank loan

On August 7, 2017, the Group entered into a loan agreement with Silicon Valley Bank and Kreos Capital V (UK) Limited, which provides for total borrowings of £20.0 million and the issue of warrants over shares in the Company (see Note 11). £10.0 million was drawn down on each of August 21, 2017 (Tranche 1) and December 29, 2017 (Tranche 2) for general working capital purposes. The Group was obligated to make interest-only payments on the loan amount until September 30, 2018, and thereafter the Group was obligated to pay interest and principal in 30 equal monthly instalments until March 31, 2021, the maturity date. The loan bore interest at an annual fixed rate equal to 9.0%. In addition, a final payment of 7.5% of the principal loan amount was due upon the earlier of the maturity date, prepayment in whole of the loan amount, mandatory repayment, acceleration of the loan, and the loan becoming immediately due and payable due to an event of default. The loan was secured by substantially all of the Group’s assets, including intellectual property rights owned or controlled by the Group. The terms of the debt facility included an interest-only period to September 30, 2018, a 30-month capital and interest repayment period thereafter, a 9% headline interest rate and customary security over all assets of the Group.

The fair value of warrants issued as part of Tranche 1 on August 21, 2017 was £657,676. The fair value of the loan liability of Tranche 1 on August 21, 2017 was £9,342,324. Application of the effective interest method was required to accrete the initial loan liability value up to the face value of the loan at the end of the loan term. This non-cash interest charge was to be made in each statutory reporting period. The annual value of this interest charge was £182,133, which was an effective interest rate of 1.95%.

The fair value of warrants issued as part of Tranche 2 on December 29, 2017 was £634,335. The fair value of the loan liability of Tranche 2 on December 29, 2017 was £9,365,665. Application of the effective interest method was required to accrete the initial loan liability value up to the face value of the loan at the end of the loan term. This non-cash interest charge was to be made in each statutory reporting period. The annual value of this interest charge is £194,892, which was an effective interest rate of 2.08%.

On September 30, 2018 (the “modification date”), the Group and the lender signed a revised loan agreement (the “new loan”), with the intention that this would replace the old loan (with the proceeds of the new loan being used to settle the old loan). The new loan is viewed as a modification of the original loan because it was agreed with the same lenders as under the old loan and the old loan was not repayable at par with no penalty.

The new loan has a principal amount of £20.455m and will mature on March 1, 2021, unless extended on reaching certain milestones.

The Group is obligated to make interest-only payments on the loan amount until April 30, 2019, and thereafter the Group is obligated to pay interest and principal in 23 equal monthly instalments until March 31, 2021, the maturity date. The loan bears interest at an annual fixed rate equal to 8.5%. In addition, a final payment of 10.5% of the principal loan amount is due upon the earlier of the maturity date, prepayment in whole of the loan amount, mandatory repayment, acceleration of the loan, and the loan becoming immediately due and payable due to an event of default. The loan is secured by substantially all of the Group’s assets, including intellectual property rights owned or controlled by the Group. The terms of the debt facility include an interest-only period to April 30, 2019, a 23-month capital and interest repayment period thereafter, a 8.5% headline interest rate and customary security over all assets of the Group.

The modification loss is calculated as the difference in the present value of the cash flows under the original and modified terms. The modification loss has been calculated accordingly in the amount of £730,037 and has been recognised in profit and loss as of the date of the modification.

The old loan was not derecognised; instead at the point of modification, the carrying value of the loan was revised to reflect the new cash flows discounted by the original EIR as well as costs and fees incurred for the modification and any cash paid to or received from the lender under the terms of the new loan. Once the carrying amount of the liability was adjusted for costs and fees incurred as part of the modification, the EIR was recalculated to spread those costs and fees over the life of the modified liability.

On the modification date, the Group issued 225,974 additional warrants (“additional warrants”), for nil consideration, to the lender with the same key terms as the original warrants. The fair value of the additional warrants as of their grant date (September 30, 2018) was £375,343.

The total carrying value of the loan at December 31, 2018 was £19,445,756 (2017: £18,774,924). £6,837,884 (2017: £1,939,806) is a current liability and £12,607,872 (2017: £16,835,118) is a non-current liability. A total of £781,998 (2017: £66,935) of non-cash interest has been charged to the statement of comprehensive loss in the period.

11. Warrant liability

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	£	£
At beginning of year	1,346,484	—
Arising during the year	375,343	1,292,011
Movement during the year	(716,214)	54,473
At December 31	1,005,613	1,346,484

As part of the bank loan facility (see Note 10), 363,156 warrants to subscribe for shares were issued to the lenders on August 21, 2017. These warrants will be capable of exercise until August 7, 2027 at an exercise price of £3.029. A further 333,334 warrants were issued to the lenders on December 29, 2017. These warrants will be capable of exercise until August 7, 2027 at an exercise price of £3.30. A further 225,974 warrants were issued to the lenders on October 1, 2018. These warrants will be capable of exercise until October 1, 2028 at an exercise price of £2.31. The total of 922,464 warrants is equivalent to 1.30% of ordinary share capital at December 31, 2018.

The terms of the warrant instrument allow for a cashless exercise. In line with IAS 32, the future number of shares to be issued to the warrant holder under a cashless exercise can only be determined at that future date. At each balance sheet date, the fair value of the warrants will be assessed using the Black Scholes model taking into account appropriate amendments to inputs in respect of volatility and remaining expected life of the warrants.

The following table lists the weighted average inputs to the models used for the fair value of warrants granted during the year ended December 31:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	£	£
Expected volatility (%)	65	50–51
Risk-free interest rate (%)	1.56	1.10–1.25
Expected life of share options (years)	10	9.6–10
Market price of ordinary shares (£)	2.31	3.00–3.25
Model used	Black Scholes	Black Scholes

The fair value of the warrants at grant was £1,667,354. At December 31, 2018 it was £1,005,613 (2017: £1,346,484).

Since there is no historical data in relation to the expected life of the warrants, the contractual life of the options was used in calculating the expense for the year.

Volatility was estimated by reference to the share price volatility of a group of comparable companies over a retrospective year equal to the expected life of the warrants.

12. Other liability

Year ended
December 31,
2018
£
At beginning of year	—
Arising during the year	34,289
At December 31	34,289

On October 8, 2018, the Group entered into a funding agreement with The Alpha-1 Project (“TAP”), which provides for total potential payments to Mereo of $400,000 as contributions towards the development of MPH-966 upon completion of certain milestones by the Group. In exchange, on receipt of such funding, the Group will issue warrants allowing TAP to subscribe for shares in the company (see Note 17). Under the agreement, TAP is potentially entitled to receive a payment equivalent to amounts received by Mereo (up to a maximum of $400,000) conditional on and within thirty days of the first regulatory approval received by the Group for MPH-966.

The first payment (Payment 1) of $100,000 (£78,445), was made to Mereo on November 16, 2018. The fair value of the liability of Payment 1 on November 16, 2018 was £34,289. Application of the effective interest method is required to accrete the initial liability value up to the face value of the liability over a period of 5 years, being the estimate of the earliest date that the liability could be repaid and that the agreement is not terminated earlier. This non-cash interest charge will be made in each statutory reporting period. The annual value of this interest charge is 25.8%.

The fair value of warrants issued as part of Payment 1 on November 16, 2018 was £44,156.

The total carrying value of the liability at December 31, 2018 was £34,289. £34,289 is a non-current liability.

13. Event after the reporting period

On February 8, 2019, Dr. Frank Armstrong resigned as a non-executive director of the Group.

On April 23, 2019 the Group agreed an amendment to the terms of its bank loan with the lenders. The new terms extended the interest-only period to December 31, 2019 followed by a 15-month capital and interest repayment period. The Group has undertaken a preliminary assessment under IFRS 9 and determined it to be a non-substantial modification.

Following completion of the merger with OncoMed, under the terms of the loan agreement, Mereo expects to issue approximately 321,444 additional warrants to its lenders giving them the right to subscribe for ordinary shares at an exercise price of £2.95.

On April 23, 2019, Mereo completed the acquisition of OncoMed Pharmaceuticals Inc (OncoMed), a clinical-stage biopharmaceutical company whose shares were previously traded on NASDAQ. Mereo acquired 100% of the voting equity interests declared, and OncoMed will continue as a wholly-owned indirect subsidiary of Mereo. The Mereo Board believes that the combination of Mereo’s biopharmaceutical portfolio of four assets with OncoMed’s two lead assets will create a diversified combined portfolio, resulting in an increased number of potential near-term catalysts with a core focus remaining on Mereo’s strategy to target rare diseases, and that the cash position of the Combined Company will provide an extended operational runway, with the potential for such runway to be extended significantly further through partnering deals.

The initial consideration for the purchase amounted to £40.9 million in the form of 24.8 million ordinary shares. The fair value of the ordinary shares issued was measured using the closing market price of Mereo’s ordinary shares at the acquisition date. Further amounts may be payable the former owners of OncoMed governed by the terms of an agreed Contingent Value Rights (CVR) agreement. The CVR represents the non-transferable contractual right for previous shareholders in OncoMed, Inc. to receive certain share and cash payments from Mereo if specified milestones are achieved within agreed time periods. The CVR milestone relates to OncoMed’s etigilimab (anti-TIGIT, OMP-313M32) and navicixizumab (anti-DLL4/VEGF, OMP-305B83) therapeutic candidates. The contingent payments become payable upon the achievement of the milestones as follows:

The TIGIT Milestone

A payment, in the form of Mereo ADSs, will be made to CVR holders if prior to December 31, 2019, the following milestone is achieved:

• Celgene exercises the exclusive option granted by OncoMed to Celgene in relation to OncoMed’s etigilimab product pursuant to the Master Research and Collaboration Agreement by and among Celgene and OncoMed, dated December 2, 2013; and

• The receipt by OncoMed of the initial $35 million cash milestone payment due from Celgene pursuant to such Celgene Option Exercise.

If the TIGIT Milestone is achieved, holders of CVRs would be entitled to receive a number of Mereo ADSs equal to the $35m cash milestone payment received net of any tax and other reasonable expenses, divided by the volume-weighted average price per Mereo ADS for the ten trading day period immediately following the date of the announcement by Mereo of the receipt of such cash payment. The TIGIT Milestone payment is subject to a share consideration cap, such that the number of Mereo Shares underlying the Mereo ADSs to be issued pursuant to the CVR Agreement, when aggregated with the number of Mereo Shares underlying the Mereo ADSs issued as Share Consideration pursuant to the Merger Agreement, cannot exceed 40% of the enlarged group after issuing the consideration shares.

The NAVI Milestones

A cash payment will be made to CVR holders if, within eighteen months following the closing of the Merger, Mereo or any of its subsidiaries enters into a definitive agreement with one or more third parties regarding the navicixizumab products and, within five years of the closing of the Merger, Mereo or any of its subsidiaries receives eligible cash milestone payments. If a NAVI Milestone is achieved, holders of CVRs would be entitled to receive an amount in cash equal to 70% of the amount of such eligible cash milestone payment, net of any tax and other reasonable expenses. The NAVI milestone payments are subject to a cash consideration cap, pursuant to which the aggregate principal amount of all cash payments made to holders of CVRs by Mereo shall in no case exceed $79.7 million.

At this time we have estimated that the fair value of the deferred consideration is immaterial and have not provided for any amount payable.

We are finalising the purchase price allocation and have determined a preliminary estimate of the fair value of the intangible assets acquired of £14.5 million. We acquired cash and cash equivalents, and short term investments at completion of $50.8 million.

We are finalising the valuation of other assets and liabilities which will determine the amount of goodwill to be recognised. This will be disclosed in our interim financial statements for the period ending June 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
	Name:	Charles Sermon
	Title:	General Counsel